# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CAPITAL BANCORP, INC., CIK 0001419536
CUSIP: 139737100
Title of class of securities: Common Stock, par value $.01 per share
Address of issuer's principal executive offices: 2275 Research Boulevard, Suite 600, Rockville, Maryland (MD), 20850
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001628280-24-004697
Filed by CIK 0001754027

## Reporting persons
- James F. Whalen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 734,007; shared voting power 246,051; sole dispositive power 734,007; shared dispositive power 246,051; aggregate amount beneficially owned 980,058 (5.9% of the class)

## Item 1. Issuer
Name of issuer: CAPITAL BANCORP, INC.
Address of issuer's principal executive offices: 2275 Research Boulevard, Suite 600, Rockville, MD, 20850

## Item 2. Person Filing
Name of person filing: James F. Whalen
Address of principal business office or, if none, residence: 2275 Research Boulevard, Suite 600, Rockville, MD 20850
Citizenship: Mr. Whalen is an individual residing in the State of Maryland.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The aggregate number of shares of common stock, par value $0.01 per share ("Common Stock") owned by the reporting person is 980,058. 895 shares of Common Stock directly held by the reporting person over which the reporting person has sole voting and dispositive power, 668,554 shares of Common Stock held by the James F. Whalen Revocable Trust over which the reporting person has sole voting and dispositive power, 58,400 shares of Common Stock held by IRA over which the reporting person has sole voting and dispositive power, 240,409 shares of Common Stock held by the Whalen Family, LLC over which the reporting person shares voting and dispositive power, 2,821 shares of Common Stock held by NMW Investments, LLC over which the reporting person shares voting and dispositive power, 2,821 shares of Common Stock held by KAW Investments, LLC over which the reporting person shares voting and dispositive power and 6,158 shares of Common Stock underlying options that are currently exercisable within 60 days of December 31, 2024 that the reporting person is deemed to have sole voting and dispositive power. This amount excludes 5,727 shares of Common Stock underlying options that are subject to vesting.
Percent of class: The aggregate percentage of the shares of Common Stock outstanding beneficially owned by the reporting person is 5.9% which is based on 16,662,626 shares of Common Stock outstanding as of December 31, 2024. This percentage excludes 5,727 shares of Common Stock underlying options that are subject to vesting.
Sole power to vote or to direct the vote: 734,007
Shared power to vote or to direct the vote: 246,051
Sole power to dispose or to direct the disposition: 734,007
Shared power to dispose or to direct the disposition: 246,051

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Signatures
- James F. Whalen: /s/ James F. Whalen, James F. Whalen (02/11/2025)